WASTE SERVICES, INC.
1122 International Blvd., Suite 601
Burlington, Ontario, Canada L7L 6Z8
February 1, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

Attention:	Errol Sanderson
Financial Analyst
Division of Corporation Finance

Pamela A. Long
Assistant Director
Division of Corporation Finance

Re: Waste Services, Inc.
Registration Statement on Form S-3
Filed on December 21, 2006
Amendment No. 1 Filed on January 26, 2007
File Number 333-139573
Ladies and Gentlemen:
Waste Services, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 of the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statement be accelerated to February 5, 2007 at 5:00 p.m. Washington, D.C. time or as soon thereafter as practicable.
The Company hereby acknowledges that:
(1)	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(2)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsible for the adequacy and accuracy of the disclosure in the filing; and

WASTE SERVICES, INC.
Securities and Exchange Commission
February 1, 2007

(3)	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, or require any additional information, please contact me at (905) 319-6048 or Scott H. Kimpel of Akin Gump Strauss Hauer & Feld LLP at (202) 887-4087.

Very truly yours,
/s/ Ivan R. Cairns

Ivan R. Cairns Executive Vice President and General Counsel